UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

PT Indosat Tbk

(Name of Subject Company (issuer))

Qatar Telecom (Qtel) Q.S.C.

as Offeror

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Series B Common Shares, par value Rp100 per share

American Depositary Shares, each of which represents fifty (50) Series B Common Shares,

par value Rp100 per share

(Title of Class of Securities)

715680 10 4

(CUSIP Number)

Qatar Telecom (Qtel) Q.S.C.

100 West Bay Center

The Corniche

P.O. Box 217

Doha, Qatar

Attention: Michael Hancock

+974 4400 244

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Morton A. Pierce

Chang-Do Gong

Dewey & LeBoeuf LLP

1301 Avenue of the Americas

New York, NY 10019

(212) 259-8000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the bidder)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form of Registration No.: Not applicable	Date Filed: Not applicable

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

The following is the text of a press release issued by Qatar Telecom (Qtel) Q.S.C.:

QATAR TELECOM (QTEL) WELCOMES DECISION ON INDOSAT TENDER OFFER LIMIT

Success after Legal Process Provides Basis for Ongoing Expansion in Fourth Most

Populous Nation in the World

Doha & Jakarta, October 27th, 2008 – Qatar Telecom (Qtel) Q.S.C. is pleased that the Indonesian authorities have clarified that Qtel’s ownership of shares in PT Indosat Tbk (“Indosat”) will be permitted up to 65 per cent.

Qtel Group Chairman and Indosat President Commissioner H.E. Sheikh Abdullah Bin Mohammed Bin Saud Al Thani said: “The two significant issues concerning our investment, the Supreme Court case and foreign ownership limitations on our shareholding in Indosat, have now been addressed, and we are delighted to have the opportunity to hold a majority of Indosat’s shares.”

“It is our sincere belief that Indosat will be a stronger company with one shareholder holding more than 50% of the shares; this will provide a solid basis for future investment. We believe that Qtel’s investment in Indosat will increase the bond between Qatar and Indonesia.”

Upon receiving formal notice of the clarification from the authorities, Qtel should shortly be in a position to proceed with coordinated tender offers in Indonesia and the United States. Subject to confirmation by the Indonesian market regulator, under the new mandatory tender offer procedures, the offer price for each Series B share will be set at 6,416 Indonesian rupiahs.

Indonesia has already demonstrated its long-term potential as a market for Qtel, with Indosat operations contributing 17% to group revenues for 9M 2008 (post acquisition) and ending the period with 36.3 million customers.

As of Q3 2008, Indonesia become Qtel’s second largest market by revenue, with only Qatar contributing more. With a population of 230 million people – making it the fourth most populous nation in the World – and mobile phone penetration rates estimated at a low 48 percent, Qtel is confident that there is significant scope for continued growth and development.

H.E. Sheikh Abdullah Bin Mohammed Bin Saud Al Thani concluded: “Supported by the learnings from other Qtel operations and through ongoing investment, we are confident that today’s ruling opens an exciting new chapter in our international operations.”

“As part of our vision to be one of the world’s top 20 telecommunications operators by 2020, we have committed to continue to expand our operations in the dynamic markets of South East Asia. Today’s ruling is another milestone that shows the progress we are making towards this ambitious goal.”

This press release has been issued by Qtel GROUP COMMUNICATIONS-Department. For further information please contact: Tel: +974 440 0838 / +974 440 0201 – Fax: +974 411 3606 – Email: Amutawa@qtel.com.qa

About Qtel

Qatar Telecom (Qtel) is the telecommunications service provider licensed by the Supreme Council of Information and Communication Technology (ictQATAR) to provide both fixed and mobile telecommunications services in the state of Qatar. We have a presence in 16 countries and we are committed to expansion both in the MENA region and South East Asia. Our vision is to be among the top 20 telecommunications companies in the world by 2020.

# # # # # #

Important Additional Information

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Series B Shares or ADSs of Indosat, and there shall be no purchase or sale of Series B Shares or ADSs in any jurisdiction in which such offer, solicitation or sale would be unlawful. The Tender Offer has not yet commenced. At the time of commencement of the Tender Offer, Qtel will file a tender offer statement with each of BAPEPAM-LK and the SEC with respect to the mandatory tender offer, and the Tender Offer will be made solely by such statements. U.S. holders of Series B Shares and ADSs of Indosat are strongly advised to read the tender offer statement and other relevant documents regarding the Tender Offer filed with the SEC when they become available because they will contain important information. U.S. holders of Series B Shares and ADSs of Indosat will be able to obtain copies of these documents when they become available free of charge at the SEC’s website (http://www.sec.gov).

Forward-looking Statements

Statements contained in this document that are not historical facts may be “forward-looking” statements. To identify these forward-looking statements look for words like “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “projects,” “estimates” or “anticipates” and similar words and phrases. These, and all forward-looking statements, are based on current expectations and necessarily are subject to risks and uncertainties which would cause actual results to differ materially from those currently anticipated due to a number of factors which include, but are not limited to, risks and uncertainties related to the consummation of the contemplated transactions, our ability to achieve our objectives and to maintain quality, resilience and service support. We caution readers not to rely on forward-looking statements, and we disclaim any intent or obligation to update these forward-looking statements.